SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 30, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (for years commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Exhibit Index
Certification of CEO
Certification of CFO

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 2nd QUARTER RESULTS

EDMONTON, ALBERTA, CANADA — July 30, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the six months ended June 30, 2004.

Corporate Synopsis

A synopsis of the corporate news for the quarter is below and should be read in conjunction with the full disclosure included in this release:

•	BLP25 Liposome Vaccine (L-BLP25):

•	Biomira and Merck KGaA of Darmstadt, Germany, are planning various regulatory agency discussions to discuss potential confirmatory clinical trial design.

•	The Companies are looking at potential opportunities for earlier registration based on current data from Phase IIb non-small cell lung cancer (NSCLC) study.

•	Next analysis of Phase IIb NSCLC data according to protocol expected end 2004.

•	Theratope® Vaccine:

•	Merck KGaA returned all development and commercialization rights to Biomira.

•	Exploratory analysis of Phase III Theratope hormonal therapy subset of women now shows statistical significance in favour of vaccine patients.

•	Phase II single-arm study with Theratope plus anti-cancer hormonal therapy completes enrolment in 95-patient study. Immunology data expected in 2005.

•	Development plans underway for potential confirmatory study.

•	Small clinical experience study to incorporate improvements made in manufacturing planned for the first half of 2005. Study not expected to impede start of potential confirmatory study.

•	Plans for discussions with various regulatory agencies ongoing.

•	Biomira seeking collaborative partner to further develop Theratope.

•	Liposomal-IL-2: Spin-off company, Oncodigm BioPharma Inc. formed to allow product candidate to re-enter clinical trials, likely in 2005.

•	Prima BioMed: Prima BioMed and subsidiary, CancerVac Pty Ltd. of Melbourne, Australia, commence Phase II ovarian cancer study using Biomira’s licensed MUC-1 protein in CancerVac’s Mannan MUC-1 Fusion Protein (MFP) therapeutic vaccine.

Financial Update

Financial results for the six months ended June 30, 2004 reflect a consolidated net loss from operations of $3.8 million or $0.05 per share compared to $9.9 million or $0.18 per share for the same period in 2003. The decreased loss of $6.1 million in 2004 arises from higher revenues of $5.4 million, lower research and development expenditures of $1.4 million and higher investment and other income of $0.4 million, offset by stock compensation expense of $0.6 million and higher general and administrative expenses of $0.5 million. The increased revenues result from licensing revenues recognized in the current period as a result of the recognition into income of the remaining deferred revenue balance related to Theratope due to the return of Theratope development and commercialization rights by Merck KGaA announced in June 2004.

Contract research and development revenue for the six months ended June 30, 2004, totalling $0.8 million compared to $1.5 million for the same period in 2003, represents contract research and development funding received from Merck KGaA associated with Theratope and L-BLP25. The decreased funding reflects a lower level of clinical activity with the wind down of the Theratope Phase III trial, and unblinding of the L-BLP25 Phase IIb trial results. Licensing revenues from collaborative arrangements for the six months ended June 30, 2004, totalling $6.4 million compared to $0.5 million for the same period in 2003, represents the amortization of upfront payments received from Merck KGaA and upfront sub-licensing fee from CancerVac upon commencement of the respective collaborations. The current period includes an addition to income of $5.9 million representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope. Finally, the increase of $0.2 million in licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Research and development expenditures for the six months ended June 30, 2004 totalled $7.0 million compared to $8.4 million for the same period in 2003. The decrease in research and development expenditures, which determines the amount of collaborative funding revenue, is similarly attributable to winding down of clinical activities. General and administrative expenses for the six months ended June 30, 2004 totalled $3.4 million compared to $2.8 million for the same period in 2003. The increase of $0.6 million stems largely from incremental costs related to the settlement of an outstanding litigation in the first quarter. Marketing and business development expenditures for the six months ended June 30, 2004 of $0.8 million were similar for the same period in 2003.

Stock compensation expense of $0.6 million for the six months ended June 30, 2004 represents the amortization of the estimated fair value of options granted since January 1, 2002 applicable to the current period. The retroactive application of CICA Handbook Section 3870 with respect to recognition of stock compensation expense for 2002 and 2003 resulted in a $1.6 million charge to opening deficit.

Investment and other income for the six months ended June 30, 2004, totalling $0.7 million compared to $0.3 million for the same period in 2003, comprise income from cash and investments, non-operating income, and foreign exchange gains and losses. The increase is mainly due to a net foreign exchange gain of $0.3 million for the six months ended June 30, 2004 compared to a net foreign exchange loss of $0.4 million for the same period in 2003, offset by lower investment income from cash and investments of $0.3 million for the six months ended June 30, 2004 as a result of lower average cash and investment balances.

Biomira’s financial reserves total $30.7 million in cash and short-term investments as at June 30, 2004, a decrease of $10.8 million from the year end position due to funding of operations.

Corporate Update

L-BLP25

On April 2, 2004, Biomira and Merck KGaA publicly announced via news release preliminary results from the Phase IIb study of L-BLP25 in NSCLC. The Companies were encouraged by the survival data from the randomized Phase IIb study of 171 men and women with stage IIIB or IV NSCLC. The Companies intend to have discussions with regulatory agencies in various jurisdictions to discuss the design of a possible confirmatory clinical trial for this product candidate in NSCLC. The Companies will also look at potential opportunities for earlier registration for this product candidate based on the current data. As part of the Phase IIb protocol, another analysis is expected at the end of 2004.

Patients with locoregional disease (IIIA and IIIB) represent a very large unmet market opportunity with approximately 50,000 new cases in the U.S. each year. Lung cancer incidence continues to grow each year, especially in women. Lung cancer has grown to be the number one cause of death in women among all types of cancer. A confirmatory study would likely be required prior to approval in the U.S., Europe and Japan.

Theratope

Biomira recently announced that Merck KGaA had returned the rights for development and commercialization of Theratope. This decision by Merck KGaA was based on the fact that additional trials in metastatic breast cancer will likely be required in the U.S., Europe and Japan to support a registration and the vaccine, therefore, no longer meets Merck’s commercial timetable for a near-term product launch. This decision does not impact the Companies ongoing collaboration to develop L-BLP25 for NSCLC.

Under the terms and conditions for return of the rights to Theratope, Biomira has regained all commercial rights to Theratope with no compensation being paid to Merck KGaA. Merck KGaA will continue to share the ongoing development costs with Biomira through June 30, 2004, and the Companies are continuing negotiations to assure a smooth transition for the development program.

Biomira will assume control of the Phase II single-arm Theratope study, where women with metastatic breast cancer are being treated with Theratope plus anti-cancer hormonal therapy. The trial recently completed enrolment and patients are being monitored. The study’s primary objective is to determine the antibody response generated to STn in these women. A secondary objective is to determine the safety and tolerability of Theratope when used in conjunction with aromatase inhibitors or fulvestrant. Immunology data from the trial should be available in 2005. This study may provide useful information relating to the prestratified subset of hormonal therapy plus Theratope-related patients in our Phase III metastatic breast cancer trial currently under review.

A confirmatory study in metastatic breast cancer will probably be required prior to commercialization in the U.S., Europe and Japan. In parallel to development plans for the potential confirmatory study, a small clinical experience study is now being planned to incorporate manufacturing improvements. The trial is expected to commence in the first half of 2005 and would not be expected to negatively impact timelines of a probable confirmatory study. While the Company seeks a collaborative partner to develop Theratope further it continues to explore the mechanism of action for Theratope and also hopes to know later this year about possible opportunities in other countries for early registration based on the current data prior to completion of a confirmatory trial.

In June 2004, at the American Society of Clinical Oncology (ASCO) meeting, a poster was presented showing that in an exploratory analysis, the survival advantage for women in the hormonal therapy subset of patients receiving Theratope as part of the Phase III metastatic breast cancer study, had now reached statistical significance. Women in the Theratope arm (n=180) survived a median of 36.5 months, while those in the control vaccine arm (n=170) survived a median of 30.7 months (Cox p — 0.039). The survival for women not receiving hormonal therapy was not significantly different between the two arms. Approximately 40 per cent of women with metastatic breast cancer now receive hormonal therapy as part of their treatment regimen.

Biomira and Inno-centre Alberta Create Spin-Off Company

In the second quarter, Biomira entered into a collaborative agreement to create a spin-off company that would allow for the further development of Liposomal Interleukin-2 (L-IL-2) technology. The new Company, Oncodigm BioPharma Inc. will be dedicated to the development and commercialization of this promising cancer therapy. L-IL-2 is expected to re-enter clinical trials in 2005.

The new Company is 90 per cent owned by Biomira and 10 per cent owned by Inno-centre Alberta. Oncodigm BioPharma will be responsible for raising its initial venture capital to return the product candidate to clinical trials, allowing Biomira to remain focused on its two lead product candidates.

CancerVac Phase II Ovarian Cancer Study

In the first quarter of this year, Biomira announced a collaboration with Prima BioMed of Melbourne, Australia and their subsidiary CancerVac Pty Ltd. The collaboration concerns CancerVac’s Mannan-MUC 1 Fusion Protein (MFP) therapeutic vaccine.

CancerVac received ethics approval to commence their 20-patient Phase II ovarian cancer study in June and the trial enrolled its first patient in July. The trial is expected to be fully enrolled by the end of the third quarter 2005.

Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-Table to Follow-

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	June 30, 2004	December 31, 2003
	(Unaudited)	(Unaudited)*
ASSETS
Current
Cash and cash equivalents	$6,701	$24,062
Short-term investments	24,034	17,443
Accounts receivable	376	459
Prepaid expenses	670	460

	31,781	42,424
Capital assets (net)	525	641
Long-term investments	264	—

	$32,570	$43,065

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,442	$3,453
Capital lease obligation	48	108
Current portion of deferred revenue	207	1,053

	2,697	4,614
Deferred revenue	1,346	6,671
Class A preference shares	30	30

	4,073	11,315
SHAREHOLDERS’ EQUITY
Share capital	359,728	359,643
Warrants	8,555	8,555
Contributed surplus	10,976	8,901
Deficit	(350,762)	(345,349)

	28,497	31,750

	$32,570	$43,065

Common Shares Issued and Outstanding	72,562,357	72,545,232

(CAD $1.00 = USD $0.75)

*	Figures excerpted from the 2003 audited consolidated financial statements.

Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2004	2003	2004	2003
REVENUE
Contract research and development	$323	$635	$843	$1,537
Licensing revenue from collaborative agreements	6,170	262	6,435	526
Licensing, royalties and other revenue	—	—	158	—

	6,493	897	7,436	2,063

EXPENSES
Research and development	3,289	4,292	7,015	8,414
General and administrative	1,656	1,389	3,357	2,825
Marketing and business development	480	415	787	830
Stock compensation expense	263	—	552	—
Amortization of capital assets	88	119	201	238
Gain on disposal of capital assets	—	(53)	—	(58)

	5,776	6,162	11,912	12,249

OPERATING INCOME (LOSS)	717	(5,265)	(4,476)	(10,186)
Investment and other income	322	(264)	682	308
Interest expense	(1)	(3)	(3)	(11)

INCOME (LOSS) BEFORE INCOME TAXES	1,038	(5,532)	(3,797)	(9,889)
Income tax provision	(26)	—	(43)	(3)

NET INCOME (LOSS)	$1,012	$(5,532)	$(3,840)	$(9,892)

BASIC AND DILUTED INCOME (LOSS) PER SHARE	$0.01	$(0.09)	$(0.05)	$(0.18)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	72,558	56,910	72,558	56,910

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2004	2003	2004	2003
DEFICIT, BEGINNING OF PERIOD	$(351,774)	$(330,895)	$(346,922)	$(326,101)
Net income (loss) for the period	1,012	(5,532)	(3,840)	(9,892)
Accretion of convertible debentures	—	(209)	—	(713)
Interest, foreign exchange gain/(loss), and carrying charges on debentures	—	369	—	439

DEFICIT, END OF PERIOD	$(350,762)	$(336,267)	$(350,762)	$(336,267)

Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2004	2003	2004	2003
OPERATING
Net income (loss)	$1,012	$(5,532)	$(3,840)	$(9,892)
Amortization of capital assets	88	119	201	238
Stock compensation expense	263	—	552	—
Amortization of deferred revenue	(6,170)	(262)	(6,435)	(526)
Gain on disposal of capital assets	—	(53)	—	(58)
Unrealized foreign exchange (gain) loss	(46)	400	(70)	420
Net change in non-cash balances from operations:
Accounts receivable	391	42	83	28
Prepaid expenses	(190)	26	(210)	(77)
Accounts payable and accrued liabilities	350	77	(1,028)	(3,959)

	(4,302)	(5,183)	(10,747)	(13,826)

INVESTING
(Increase) Decrease in short-term investments	(3,396)	(2,530)	(6,591)	10,311
Purchase of capital assets	(68)	—	(68)	—
Proceeds on disposal of capital assets	—	53	—	73

	(3,464)	(2,477)	(6,659)	10,384

FINANCING
Proceeds on issue of common shares, net of issue costs	6	14,838	35	15,518
Repayment of convertible debentures	—	(3,785)	—	(7,826)
Interest on convertible debentures	—	(23)	—	(91)
Repayment of capital lease obligation	(21)	(39)	(60)	(77)

	(15)	10,991	(25)	7,524

NET CASH (OUTFLOW) INFLOW	(7,781)	3,331	(17,431)	4,082
Effect of exchange rate fluctuations on cash and cash equivalents	46	(400)	70	(420)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,735)	2,931	(17,361)	(3,662)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,436	9,238	24,062	8,507

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,701	$12,169	$6,701	$12,169

Biomira Company Contacts:

Jane Tulloch Director Investor Relations 780-490-2812	Edward Taylor CFO and Vice President Finance and Administration 780-490-2806

U.S. Media Calls Daniel Budwick BMC Communications Group (212) 477-9007 ext. 14

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of product or the availability of capital and financing. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC.   2011 — 94 St. Edmonton, AB, Canada T6N 1H1   Tel: (780) 450-3761   Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: July 30, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer

Exhibit Index

Exhibit No	Description
99.1	Voluntary Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the July 30, 2004 Press Release, in the same form as prescribed under Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Voluntary Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the July 30, 2004 Press Release, in the same form as prescribed under Section 906 of the Sarbanes-Oxley Act of 2002